Exhibit 99.1

St. John’s, NL and Surrey, BC (May 19, 2016)

FORTIS ENTERS INTO LIQUEFIED NATURAL GAS SUPPLY AGREEMENT WITH HAWAIIAN ELECTRIC

Twenty-year agreement would see Hawaiian Electric Companies Inc. import 800,000 metric tons of liquefied natural gas annually from the Tilbury liquefied natural gas facility in Delta, British Columbia

Fortis Inc. (“Fortis”) (TSX:FTS) announced today that Fortis Hawaii Energy Inc. (“Fortis Hawaii”), an indirect wholly-owned subsidiary, entered into an agreement with Hawaiian Electric Company, Inc. (“Hawaiian Electric”), to export liquefied natural gas (“LNG”) to Hawaii to be used for local power generation.

The 20-year agreement sets the terms for the supply of LNG to Hawaii. Under the agreement, Fortis Hawaii would deliver 800,000 metric tons of LNG annually to Hawaiian Electric from FortisBC’s Tilbury LNG facility in Delta, British Columbia, starting in 2021. The agreement outlines the conditions to be met and the necessary approvals to be received to allow the project to proceed, including government and regulatory approvals in both British Columbia and Hawaii and the approval of the merger of Hawaiian Electric and NextEra Energy Resources.

“FortisBC is uniquely positioned to capitalize on the strong market demand for clean-burning B.C. natural gas   as   a   bridge   fuel   in   the   transition   to   renewable   energy   production,”   said   Barry   Perry, President and CEO of Fortis Inc. “Our small-scale Tilbury facility fits well with the needs of customers like Hawaiian Electric and shipping from Canada’s West Coast costs less than from other locations, including the U.S.”

Hawaii has an ambitious goal of 100 percent renewables for electricity generation by 2045. In a filing with the Hawaii Public Utilities Commission, Hawaiian Electric said importing natural gas from British Columbia will decrease its present reliance on imported oil for almost 80 percent of its electricity generation, reduce greenhouse gas emissions significantly and provide a reliable, cleaner, lower-cost fuel for its transition to a 100 percent renewable energy future.

“Liquefied natural gas has the potential to play a key role in helping to lower global greenhouse gas emissions associated with power generation,” said Michael Mulcahy, President and CEO of FortisBC. “Here in B.C., liquefied natural gas has already demonstrated clear benefits both as a clean-burning transportation fuel and a cost-effective way for remote communities to reduce emissions associated with burning oil or diesel for power generation.

“This agreement demonstrates the benefits of exporting liquefied natural gas by allowing us to bring environmental and cost-savings benefits to communities abroad,” said Mr. Mulcahy.

To support the agreement, a further expansion at FortisBC’s Tilbury LNG facility would be required. The expansion would include additional liquefaction equipment and a new 46,000 m3 (1.1 million gigajoules) storage tank, as well as a new power line so that FortisBC can continue to power its operations with electricity. If all conditions are met and government, regulatory and internal approvals are received, expansion of the Tilbury LNG facility would commence in 2018.

“We have an opportunity to help the world move away from dirtier fuels and to create a path for Hawaii to shift towards a cleaner future with B.C. LNG,” said B.C. Premier Christy Clark. “In the process, we’re also creating jobs for British Columbians and strengthening our economy. Congratulations to FortisBC and Hawaiian Electric for getting to yes on an agreement to export B.C. LNG.”

FortisBC’s natural gas utility would continue to own and operate the existing equipment and facility at Tilbury that serves domestic customers. This includes the peak-shaving facility FortisBC has safely operated since 1971 and the expansion project currently under construction. Any new assets built to support Hawaiian Electric and future international customers would be owned by a separate Fortis company.

Investor relations contact:

Ms. Janet Craig

Vice President, Investor Relations

Fortis Inc.

Tel: 709.737.2900

Media relations contact:

Mr. Scott Anderson

National Equicom

Tel: 416.420.9909

British Columbia Government Communications and Public Engagement contact:

Ms. Lindsay Byers

Ministry of Natural Gas Development

Tel: 250.952.0617

About Fortis

Fortis is a leader in the North American electric and gas utility business, with total assets of approximately C$28 billion and fiscal 2015 revenue of C$6.7 billion. The Corporation’s asset mix is approximately 96% regulated (70% electric, 26% gas), with the remaining 4% comprised of non-regulated energy infrastructure. The Corporation’s regulated utilities serve more than 3 million customers across Canada, the United States and the Caribbean. For more information about Fortis, visit www.fortisinc.com or www.sedar.com.

About Fortis Hawaii

Fortis Hawaii Energy Inc. is wholly owned by FortisBC Holdings Inc. and is part of the FortisBC Group of Companies. The FortisBC Group of Companies includes utilities that are focused on providing safe and reliable energy, including natural gas, electricity and propane. FortisBC’s utilities employ more than 2,200 British Columbians and serve approximately 1.1 million customers in 135 B.C. communities, including 56 First Nations communities.

Forward-Looking Statement

Fortis includes forward-looking information in this release within the meaning of applicable securities laws in Canada and the United States including the Private Securities Litigation Reform Act of 1995. The purpose of the forward-looking information is to provide management’s expectations regarding Fortis’ future growth, results of operations, performance, business prospects and opportunities, and it may not be appropriate for other purposes. All forward-looking information is given pursuant to the safe harbour provisions of applicable Canadian securities legislation. Forward-looking statements are typically identified by words such as “anticipates”, “budgets”, “could”, “estimates”, “expects”, “forecasts”, “may”, “opportunity”, “projects”, “pending”, “schedule”, “should”, “target”, “would” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements included in this release include, but are not limited to, statements related to the agreement with Hawaiian Electric, the expected timing and benefits thereof, the total expected import volume, the conditions precedent to the transaction including governmental and regulatory approvals, the required expansion of the Tilbury facility and the associated timing, and the expectation that FortisBC will continue to own and operate the existing Tilbury facility.

Forward-looking statements involve significant risk, uncertainties and assumptions. Certain material factors or assumptions have been applied in drawing the conclusions contained in the forward-looking statements. These factors or assumptions are subject to inherent risks and uncertainties surrounding future expectations generally. Such risk factors or assumptions include, but are not limited to, reasonable decisions by utility regulators, the realization of additional opportunities including natural gas related infrastructure and generation and the future LNG exports, the expectation that capital investment will support growth in earnings and dividends, and fluctuating foreign exchange. Fortis cautions readers that a number of factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and undue reliance should not be placed on the forward-looking statements. For additional information with respect to certain of these risks or factors, reference should be made to Fortis’ continuous disclosure materials filed from time to time with Canadian and American securities regulatory authorities. Except as required by law, Fortis disclaims any intention or obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise.